7115
                    SECURITIES AND EXCHANGE COMMISSION,
                           WASHINGTON, D.C. 20549

                               --------------

                                SCHEDULE TO
                               (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No.    )*
                                Acsys, Inc.
-------------------------------------------------------------------------------
                     (Name of Subject Company (Issuer))

              Tiberia B.V. (will become parent of Offeror) and
                     Platform Purchaser Inc. (Offeror)
-------------------------------------------------------------------------------
         (Names of Filing Persons (Identifying Status as Offeror,
                         Issuer or Other Person))

    Common Stock, no par value per share (including associated Series A
           Junior Participating Preferred Stock Purchase Rights)
-------------------------------------------------------------------------------
                      (Title of Classes of Securities)

                                0087X 103
-------------------------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                   Scott J. Davis, Mayer, Brown & Platt,
              190 S. LaSalle, Chicago, IL 60603, 312-701-7311
-------------------------------------------------------------------------------
               (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         CALCULATION OF FILING FEE
-------------------------------------------------------------------------------

                        Transaction
                        Valuation*                    Amount of Filing Fee*
-------------------------------------------------------------------------------
         *Set forth the amount on which the filing fee is calculated and state how it was determined.
               Not required in connection with this filing which contains solely preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _________________      Filing Party: __________________
Form or Registration No.: _________________    Date Filed: ____________________

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
               The press release announcing the transaction is attached hereto.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [x]    third-party tender offer subject to Rule 14d-1.

         [ ]    issuer tender offer subject to Rule 13e-4.

         [ ]    going-private transaction subject to Rule 13e-3.

         [ ]    amendment to Schedule 13D under Rule 13d-2.

                Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

PRESS RELEASE
-------------------------------------------------------------------------------

Amsterdam, 17 April 2000


VEDIOR ANNOUNCES PROPOSALS TO ACQUIRE ACSYS, A LEADING US
PROVIDER OF ACCOUNTING, FINANCE AND IT PERSONNEL

o   Acsys will complement Vedior's specialty group Select in the United States

o Addition of more than 40 new offices across the US in 22 major metropolitan markets

o   Financing provided by ING

In commenting on this investment, Gert Smit, Chairman and Chief Executive Officer of Vedior, said: 'This is an important strategic investment for Vedior, increasing its exposure to specialty staffing and the North American market.'

Tony Martin, Chairman of Select and Vice Chairman of Vedior, said: 'This is a particularly important and exciting opportunity. Through Select, Vedior is increasing its presence primarily in accounting but also in the IT sectors of the staffing industry, which continue to show strong growth potential. Accounting is one of Select's most important specialist sectors and the merger with Acsys, which has a proven track record and committed management in place, assists in achieving our further growth plans.'

Vedior and its specialty group Select are pleased to announce a definitive merger agreement with Acsys, Inc. ('Acsys' or 'the Company'). Acsys, a publicly traded company in the United States with a listing on the American Stock Exchange (AMEX: AYS - news), is a leading national provider of specialty professional temporary and permanent placement services focused on the high growth sectors of accounting/finance and information technology, with offices located primarily in the Eastern and South West regions of the US. This strong network fits in well with Select's accounting and IT locations in the US, almost doubling the size of the Group's presence in North America to more than 80 offices. The addition of offices in Colorado, Kansas, Missouri, Iowa, Florida, New Jersey, Pennsylvania, New York and Delaware increases national coverage to 25 states.

Founded in 1997 and headquartered in Atlanta, Acsys currently operates more than 40 offices across the US in major metropolitan markets including Atlanta, Dallas, Philadelphia and Washington D.C., and is the second largest US accounting/finance staffing company, based on companies that derive more than 50% of their revenues from this sector. Acsys' IT division provides contract professionals and staffing solutions for SAPTM, J.D.Edwards, PeopleSoft, Siebel Systems, e- commerce and other information technology products. Acsys also provides specialist personnel in engineering, human resources, insurance and legal, and a recent move into sales and marketing, enabling them to provide added value staffing solutions to a broad mix of customers. The Company hopes to expand its relationships with existing clients by cross-selling these services and pursuing multi-location accounts or preferred vendor relationships. The existing and committed management team will remain in place.

For the year ended 31 December 1999, Acsys achieved sales of USD 168 million (EUR 176 million). Accounting/finance staffing generated approximately 50% of total revenues.

Acsys' Chairman and Chief Executive Officer, Mr David Cooper stated: 'We are very pleased to be joining such a world-class organisation. Our business philosophies, strategic focus and geographic strengths are complementary, and the merger will allow our company to provide even greater service, reach and opportunity to our clients, our candidates and our employees'.

Select already has an established presence in the accounting and finance staffing market in the US through Accountants Inc. concentrated on the West Coast and AccountPros which is based in the North East. Acsys' IT staffing business is also complementary to Select's subsidiary, New Boston Systems. Through this investment, Select will strengthen its position in the US by broadening both its customer base and geographical coverage of this important market. According to recent estimates, the professional specialty staffing sector, which includes accounting/finance and IT, continues to outpace most other sectors of the staffing industry with growth rates of 15% or more.

Under the definitive merger agreement, a subsidiary of Vedior will commence a cash tender offer to purchase all of the outstanding shares of Acsys' common stock for USD 5.00 per share. The tender offer will be contingent on receiving at least a majority of the outstanding shares on a fully diluted basis and on other customary conditions. Following the tender offer, any outstanding Acsys shares would be acquired in a merger, in which the remaining Acsys shareholders would receive USD 5.00 per outstanding Acsys share, with additional consideration payable in respect of outstanding share options. The total consideration payable will be approximately USD 76 million (EUR 79 million) plus expenses.

Finance for the cash tender offer will include USD 67 million (EUR 70 million) being provided by ING Bank Corporate Investments ("ING"). At the time that the tender offer closes, the subsidiary of Vedior making the tender offer will become a subsidiary of Tiberia, a newly formed company that will be owned jointly by Vedior and ING. After the merger, Acsys will be a wholly owned subsidiary of Tiberia. ING's investment in Tiberia will be convertible at a price of EUR 16 into new Vedior ordinary shares. Vedior will also have an option to purchase ING's investment for cash. The transaction will be neutral for Vedior's earnings in 2000.

Notes to Editors:
With pro forma combined sales of approximately EUR 5.5 billion in 1999, Vedior is one of the world's largest staffing companies. More than 12,500 employees in over 2,000 offices deliver their services in 26 countries worldwide.
Select, Vedior's specialty Group, provides temporary and contract staffing services in 18 different niche sectors internationally, through a network of 786 offices.

For further information, please contact:
Tony Martin, Vice Chairman of Vedior, Chairman of Select
Select Appointments, tel: +44 1727 842999

Zach Miles, Chief Finance Officer of Vedior and Select
Bas Rutgers, Director Corporate Marketing and Communication, Vedior Vedior, tel: +31 20 573 5665

US Media
Brad Mullinax, Executive Vice President Finance and Administration, Acsys Jodie Land-Charlop, Vice President, Corporate Communications, Acsys Acsys, Inc., tel: +1 404 817 9440

DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION ACTED AS FINANCIAL ADVISOR TO ACSYS, INC. AND ROBERT W. BAIRD & CO., INCORPORATED ACTED AS FINANCIAL ADVISOR TO VEDIOR NV IN THIS TRANSACTION.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, TIBERIA WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND ACSYS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT SHOULD BE READ CAREFULLY BY ACSYS SHAREHOLDERS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF ACSYS, AT NO EXPENSE TO THEM, THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV

ACSYS, INC. STATES THAT INFORMATION CONTAINED IN THIS PRESS RELEASE, OTHER THAN HISTORICAL INFORMATION, SHOULD BE CONSIDERED FORWARD-LOOKING IN NATURE AND IS SUBJECT TO VARIOUS RISKS, UNCERTAINTIES AND ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR EXPECTED. AMONG THE KEY FACTORS THAT MAY HAVE A DIRECT BEARING ON THE OPERATING RESULTS, PERFORMANCE OR FINANCIAL CONDITION ARE THE COMPANY'S ABILITY TO ACHIEVE AND MANAGE GROWTH; THE COMPANY'S ABILITY TO SUCCESSFULLY IDENTIFY SUITABLE ACQUISITION CANDIDATES, COMPLETE ACQUISITIONS OR INTEGRATE THE ACQUIRED BUSINESS INTO ITS OPERATIONS, THE COMPANY'S ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL; THE COMPANY'S ABILITY TO DEVELOP NEW SERVICES; CONDITIONS IN THE SPECIALTY PROFESSIONAL STAFFING INDUSTRY; GENERAL ECONOMIC CONDITIONS AND OTHER FACTORS DISCUSSED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.